July 24, 2008 VIA EDGAR AND FEDERAL EXPRESS

ATTORNEYS AT LAW

100 North Tampa Street, Suite 2700

Tampa, FL 33602-5810

P.O. Box 3391

Tampa, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER

084147-0102

Mr. Jeffrey Riedler, Assistant Director

Ms. Suzanne Hayes, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Riedler and Ms. Hayes:

On behalf of Homeowners Choice, Inc. (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, Amendment No. 4 to the Company’s Form S-1 Registration Statement (the “Registration Statement”) filed with the Commission on April 30, 2008 and amended on June 17, 2008, July 8, 2008 and July 16, 2008 (SEC File No. 333-150513). The purpose of Amendment No. 4 is to include the initial offering price of the Units and to increase the maximum aggregate offering amount to $11,666,676 of Units from $10,000,008 of Units.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

cc: Mr. Francis McCahill, III

      Homeowners Choice, Inc.